2008

two decades
building brands

We Build Brands™

better ingredients.

better brands.

Never before have consumers been more concerned with enhancing and preserving healthy minds and bodies. At Leading Brands, we continue to lead the industry in our commitment to developing healthy beverages. Whenever possible we avoid the use of genetically modified additives, such as high fructose corn syrup, and instead use natural ingredients. Health-conscious consumers recognize that we are setting high standards for products that they enjoy.

Each of our premium brands must have a unique attribute or ‘selling point’ that allows it to rise above our competitors. We go to market differently than most; doing our own flavor and brand development, bottling, distribution, sales, and marketing. This gives us more control and flexibility and, when combined with our unique Integrated Distribution System™, allows us to cost effectively get our brands to all channels of trade, everywhere.

Our award-winning brands continue to be highly recognized by the industry and media alike, receiving distinction in national and local newspapers, magazines, and on radio and TV. This combination of skills and resources means we are uniquely poised to succeed in the multi-billion dollar North American beverage market.

about us.

Leading Brands operates its own ‘hot fill’ bottling facility producing a broad range of juices, sports drinks and new age beverages. We maintain distribution centers and sales offices across North America allowing us to provide consistent and seamless service from coast to coast.

We are the only fully integrated healthy beverage company in North America, allowing us a unique opportunity to capitalize on our resources, maintain our competitive advantages and benefit from consumer trends. Our expertise in all stages on the product life-cycle, from building brands to bringing them to market, helps us stay at the leading edge of the fast growing healthy refreshment beverage industry.

TrueBlue®	TrueBlue® Lite	Caesar’s Cocktail®
North America’s only national	50% less calories than	Tomato Clam cocktails with
blueberry beverage brand.	TrueBlue® Blueberry Juice.	real traditional flavor.

our brands.

Leading Brands has developed an enviable portfolio of proprietary brands. Our own beverage brands include TrueBlue®, Stoked™ Energy, Infinite Health® Water, Die Hard™, and Caesar’s Cocktails®.

With each brand, we strive to provide the highest possible quality and the lowest possible price to the consumer while maintaining superior margins. We create the brand concepts, formulations, packaging, marketing and promotional plans, and develop the distribution and sales programs across North America.

Stoked™ Energy	Infinite Health® Water	Die Hard™ Sports Energy	TrueBlue® Single Serve
Great tasting energy without	Vitamin and nutrient	Non-carbonated	More Superfruit for
High Fructose Corn Syrup.	enhanced water.	Energy drink + Sports drink	your dollar.

CORPORATE HEADQUARTERS Suite 1800 - 1500 West Georgia Street Vancouver BC Canada V6G 2Z6 tel. 604.685.5200 fax. 604.685.5249 toll free. 1.866.685.5200 www.LBIX.com • NASDAQ: LBIX

© 2008 Leading Brands, Inc. All Rights Reserved. LXXE 0010-1 Printed in Canada.